Exhibit 21.1

HOMETOWN AUTO RETAILERS, INC.
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation

Hometown Newburgh, Inc.	New York
Newburgh Realty Holding Co., Inc.	New York
Hometown New Windsor, Inc.	New York
Muller Chevrolet, Isuzu, Inc.	New Jersey
Muller Automotive Group, Inc.	New Jersey
Morristown Auto Sales, Inc.	New Jersey
Hometown Emerson New Jersey, Inc.	New Jersey
ERR Enterprises, Inc.	Connecticut
Shaker’s Inc.	Connecticut
Family Ford, Inc.	Connecticut
Shaker’s Lincoln/Mercury Auto Care, Inc.	Connecticut
Hometown Auto Framingham, Inc.	Massachusetts
Bay State Realty Holdings, Inc.	Massachusetts
Hometown Brattleboro, Inc.	Vermont
Brattleboro Realty Holdings, Inc.	Vermont